UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Reading International, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

172862104

(CUSIP Number)

Ira Levin, Esq.

120 North Robertson Blvd.

Los Angeles, California 90048

(310) 657-8420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.172862104	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Michael R. Forman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) 00
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    SOLE VOTING POWER

                Class A Non-Voting Common Stock:

                1,639,041

  8.    SHARED VOTING POWER

                Class A Non-Voting Common Stock:

                1,565,782

  9.    SOLE DISPOSITIVE POWER

                Class A Non-Voting Common Stock:

                1,639,041

10.    SHARED DISPOSITIVE POWER

                Class A Non-Voting Common Stock:

                1,565,782

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Non-Voting Common Stock: 3,204,823
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No.172862104	Page 3 of 5 Pages

The Statement on Schedule 13D filed with the Securities and Exchange Commission on June 13, 2001 (the “Prior Schedule 13D”), by the person named in Item 2 below, is amended to read in its entirety as follows:

ITEM 1.	SECURITY AND ISSUER

This statement relates to shares of common stock, par value $.01 per share, of Reading International, Inc., a Nevada corporation (the “Company”). The common stock of the Company is divided into two classes, Class A non-voting common stock (the “Non-Voting Common Stock”), and Class B voting common stock (the “Voting Common Stock”). The Company has its principal executive offices at 550 South Hope Street, Suite 1825, Los Angeles, California 90071.

ITEM 2.	IDENTITY AND BACKGROUND

This statement is being filed by Michael R. Forman, who is a stockholder of the Company. Mr. Forman’s principal business address is 120 North Robertson Blvd., Los Angeles, California 90048.

Mr. Forman’s principal occupation is serving as the chairman of the board of Decurion Corporation, a California corporation.

During the last five years, Mr. Forman has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Mr. Forman is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As reported on the Prior Schedule 13D, Mr. Forman previously owned 327,808 shares of Voting Common Stock and 1,311,233 shares of Non-Voting Common Stock .

On October 12, 2004, Mr. Forman acquired from the Company 327,808 shares of Non-Voting Common Stock in exchange for his 327,808 shares of Voting Common Stock.

SCHEDULE 13D

CUSIP No.172862104	Page 4 of 5 Pages

ITEM 4.	PURPOSE OF TRANSACTION

Mr. Forman intends to reduce his investment in the Company through gifts, charitable donations or other public or private dispositions. He requested the exchange of Voting Common Stock for Non-Voting Common Stock as he believes that shares of the Non-Voting Common Stock are likely to afford him greater liquidity and flexibility with regard to such dispositions. Mr. Forman’s future actions with regard to the Non-Voting Common Stock are dependent on his future plans for gifts and charitable contributions and his evaluation of a variety of factors affecting the Company, including, without limitation, the market price of the Non-Voting Common Stock, the Company’s business and the Company’s results of operations.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As a result of the exchange, Mr. Forman does not beneficially own any shares of Voting Common Stock. Mr. Forman directly owns 1,639,041 shares of Non-Voting Common Stock, which represent 8.1% of all shares of that class outstanding.

Mr. Forman is also a general partner of Hecco Ventures, a California general partnership and of Hecco Ventures II, a California general partnership (collectively, “Hecco”). Hecco owns 1,565,782 shares of Non-Voting Common Stock (the “Hecco Shares”), which represent 7.7% of all shares of that class outstanding. Mr. Forman is a beneficial owner of the Hecco Shares.

All ownership percentages reported herein are based on the number of shares of Non-Voting Common Stock outstanding as of June 30, 2004 (as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004), as increased by the issuance of 327,808 shares in the exchange described herein.

(b) Mr. Forman has the sole power to vote and dispose of the 1,639,041 shares of Non-Voting Common Stock that he directly owns. Mr. Forman shares the power to vote and dispose of the Hecco Shares with Cinerama, Inc., a New York corporation, and James J. Cotter, LTD., a California limited partnership. Cinerama, Inc., and James J. Cotter, LTD. are the other partners of Hecco.

(c) Mr. Forman previously owned 327,808 shares of Voting Common Stock. On October 12, 2004, Mr. Forman acquired from the Company 327,808 shares of Non-Voting Common Stock in exchange for his 327,808 shares of Voting Common Stock.

(d) Mr. Forman has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,639,041 shares of Non-Voting Common Stock that he directly owns. Mr. Forman, Cinerama, Inc. and James J. Cotter, LTD. share the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Hecco Shares.

(e) On October 12, 2004, Mr. Forman ceased to be the beneficial owner of more than 5% of the Voting Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Not applicable.

SCHEDULE 13D

CUSIP No.172862104	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2004

/s/ Michael R. Forman
Michael R. Forman